

April 11, 2013

Via E-mail
Larry Page
Chief Executive Officer
Google Inc.
1600 Amphitheatre Parkway
Mountain View, CA 94043

  Re: Google Inc.
    Form 10-K for the fiscal year ended December 31, 2012
    Filed January 29, 2013
    File No. 000-50726

Dear Mr. Page:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations

Trends in Our Businesses, page 30

1. We note from your third quarter earnings call that the run rate for mobile is now over $8 billion with advertising representing the vast majority of your mobile revenues. We further note from your disclosures that the margins on advertising revenues from mobile devices are generally lower than those from desktop computers.   Please tell us what consideration you gave to separately disclosing the amount of advertising revenues from Google websites and Google Network Members' websites attributable to mobile, tablets and desktops. In addition, you should consider providing enhanced quantitative and qualitative disclosures that separately discuss the changes in mobile advertising revenues

as a result of increases/decreases in the number of paid clicks and the average cost per click. Further, explain any additional metrics that you use to manage and analyze this evolving market. Alternatively, tell us why this disclosure would not be required. We refer you to Section III.B of SEC Release 33-8350.

2. Please tell us your consideration of disclosing the number of unit shipments sold for wireless devices and tablets of both Google and Motorola products. Your response should also address what consideration you gave to disclosing any trends with respect to unit volume as well as the average sales price of the products. As part of your response, quantify the total amount of Google and Motorola hardware sales for fiscal 2012. We refer you to Item 303(a)(3)(ii) of Regulation S-K and Section III.B of SEC Release 33-8350.

3. We note from your disclosures on page 3 that you have approximately half a billion Android devices activated globally through September 2012. Please explain how you use metrics of Android activations and associated revenues to manage your business. Tell us the number of Android devices activated globally as well as by geographic region for the period ended December 31, 2012. Tell us the number of Android activations in the People's Republic of China (the "PRC") over the periods presented and the impact the PRC ban on Google Play mobile apps has had, by comparison, on mobile ad revenues and activations in other geographic regions.

Consolidated Financial Statements

Note 7. Goodwill and Other Intangible Assets, page 76

4. Please tell us the amount of goodwill allocated to the Mobile and Home segments. Clarify whether any goodwill from the Motorola acquisition was allocated to the Google segment. As part of your response, describe what consideration you gave to disclosing the total amount of goodwill by reportable segment. We refer you to ASC 350-20-50-1.

Note 12. Stockholders' Equity, page 82

5. We note that your board of directors approved amendments to your certificate of incorporation to create a new class of non-voting capital stock (Class C capital stock) and you intend to distribute shares of the Class C capital stock as a dividend to your holders of Class A and Class B common stock. Your disclosures describe the distribution of the Class C capital stock as a dividend in multiple instances. Please tell us what consideration you gave to describing the dividend as a stock split effected in the form of a stock dividend. We refer you to ASC 505-20-50-1.

Note 15. Information about Segments and Geographic Areas, page 89

6. Considering that the "Rest of the world" geographic revenues include a material proportion of revenues for all reported periods, tell us what regions or countries and associated revenues comprised this category. We refer you to ASC 280-10-50-41.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have any questions regarding comments on the financial statements and related matters.   If you have any other questions, please contact Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457 or Barbara Jacobs, Assistant Director at (202) 551-3735. If you require further assistance, do not hesitate to contact me at (202) 551-3226.

Sincerely,

/s/ Craig Wilson *for*

Stephen Krikorian
Accounting Branch Chief